Exhibit 12.1

BURLINGTON NORTHERN SANTA FE, LLC and SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)
(Unaudited)

	Successor	Predecessor
	February 13 – March 31, 2010	January 1 – February 12, 2010	Three Months Ended March 31, 2009
Earnings:
Income before income taxes	$476	$377	$468
Add:
Interest and other fixed charges, excluding capitalized interest	63	72	198
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	35	35	69
Distributed income of investees accounted for under the equity method	1	−	2
Amortization of capitalized interest	−	1	1
Less:
Equity in earnings of investments accounted for under the equity method	2	2	1
Total earnings available for fixed charges	$573	$483	$737
Fixed charges:
Interest and fixed charges	$65	$73	$202
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	35	35	69
Total fixed charges	$100	$108	$271
Ratio of earnings to fixed charges	5.73x	4.47x	2.72x

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